601 Lexington Avenue

New York, NY 10022

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+1 212 446 4800

www.kirkland.com

March 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Array Technologies, Inc.

Draft Registration Statement on Form S-1

Filed February 25, 2021

File No. 377-04310

On behalf of our client, Array Technologies, Inc. (the “Company”), we set forth below the Company’s response to the letter, dated March 1, 2021, containing the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on February 25, 2021 (the “Draft Registration Statement”).

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the Staff’s comment immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement Filed February 25, 2021

General

1.

Staff’s comment: Because you have not filed your Form 10-K for the fiscal year ended December 31, 2020, which you seek to incorporate by reference, your filing does not meet the requirements of subparagraphs (e)-(j) of Item 11 of Form S-1. The SEC’s policy allowing for confidential review of draft registration statements does not permit the submission of a registration statement that fails in numerous respects to meet the requirements of the Form or Regulation S-K. Please amend your filing to include the information required by Form S-1.

Response: The Company has filed its Form 10-K for the fiscal year ended December 31, 2020, on the date hereof, which provides the information requested by the Staff and is incorporated by reference in the Draft Registration Statement, and therefore the Company respectfully requests the commencement of the review of the Draft Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Jay Ingram

Securities and Exchange Commission

Jim Fusaro

Nipul Patel

Charlotte MacVane

Array Technologies, Inc.

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP